Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
SilverCrest Metals Inc.
(Name of Issuer)
Common Shares, No Par Value
(Title of Class of Securities)
828363101
(CUSIP Number)
December 7, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828363101

(1)	Names of reporting persons SSR Mining Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization British Columbia, Canada

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 8,220,645
	(6)	Shared voting power 0
	(7)	Sole dispositive power 8,220,645
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 8,220,645
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.68%1* (see Item 4)
(12)	Type of reporting person (see instructions) CO

* Based upon 84,922,633 outstanding common shares of the Issuer at December 7, 2018.

Item 1(a) Name of issuer:
SilverCrest Metals Inc.
Item 1(b) Address of issuer’s principal executive offices:
570 Granville Street, Suite 501, Vancouver, BC, V6C 3P1, Canada
Item 2(a) Name of person filing:
This statement is filed by SSR Mining Inc. with respect to common shares, no par value (“Shares”), of the Issuer held by SSR Mining Inc.
Item 2(b) Address or principal business office or, if none, residence:
The address of the principal business office of SSR Mining Inc. is 1055 Dunsmuir Street, PO Box 49088, Vancouver, BC V7X 1G4, CA.
Item 2(c) Citizenship:
SSR Mining Inc. is a corporation existing under the laws of the Province of British Columbia, Canada.
Item 2(d) Title of class of securities:
Common Shares, No Par Value
Item 2(e) CUSIP Number:
828363101
Item 3.
Not applicable
Item 4. Ownership
As of the close of business on December 7, 2018:
1. SSR Mining Inc.
(a) Amount beneficially owned: 8,220,645
(b) Percent of class: 9.68%**
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 8,220,645
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 8,220,645
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Instruction. Dissolution of a group requires a response to this item.

* Based upon 84,922,633 outstanding common shares of the Issuer at December 7, 2018.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on by the Parent Holding Company or Control Person.
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certifications
By signing below I certify that, to the best of his/her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 17, 2018

SSR MINING, INC.

By: /s/ Gregory J. Martin
Name: Gregory J. Martin
Title: Senior Vice President and Chief Financial Officer